Exhibit (a)(1)(A)

Purchase Offer for Cash
by the
Taiwan Greater China Fund
for
Up to 10,899,658 Shares of Its Issued and
Outstanding Shares of Beneficial Interest

THE PURCHASE OFFER (AS DEFINED BELOW), PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 3, 2004, UNLESS THE PURCHASE OFFER IS EXTENDED (THE “EXPIRATION DATE”).

      The Taiwan Greater China Fund, a Massachusetts business trust (the “Trust”), invites its shareholders to tender up to 10,899,658 shares of beneficial interest of the Trust, par value $0.01 per share (the “Shares”), for a purchase price per Share equal to 99% of the Trust's net asset value per Share determined at the close of the regular trading session on the New York Stock Exchange (“NYSE”) on the Expiration Date, net to the seller in cash, without interest.

      As used in this Purchase Offer Statement, the terms “Trust,” “we,” “us,” “our” and other similar terms refer to the Trust, unless the context clearly indicates otherwise.

      The Shares are listed and traded on the NYSE under the symbol “TFC.” On August 3, 2004 the last reported sale price of the Shares on the NYSE was $3.97. See “Section 6. Net Asset Value and Market Price Range of Shares; Dividends.” We urge you to obtain up-to-date market quotations of the Shares.

      Our offer to purchase Shares is being made upon the terms and subject to the conditions described in this Purchase Offer Statement and the related Letter of Transmittal (including the proration provisions described below), which, as amended or supplemented from time to time, together constitute the “Purchase Offer.” The Purchase Offer is being extended to all shareholders of the Trust and is not conditioned upon the submission of any minimum number of Shares for purchase, but is subject to other conditions (including the proration provisions described below) set forth in this Purchase Offer Statement and the related Letter of Transmittal. See “Section 5. Certain Conditions to the Purchase Offer” and “Section 14. Extension of the Purchase Offer; Termination; Amendments.”

      The Board of Trustees of the Trust has unanimously approved the Purchase Offer. Neither the Trust nor its Board of Trustees makes any recommendation to any shareholders as to whether or not to participate in the Purchase Offer. The Trust has been advised that no trustee or officer of the Trust will participate in the Purchase Offer. You are urged to evaluate carefully all information in this Purchase Offer Statement, and to consult your own financial and tax advisors and make your own decisions whether or not to tender any of your Shares.

      If you do not wish to tender your Shares in the Purchase Offer, you need not take any action.

IMPORTANT

      Any shareholder desiring to tender Shares in the Purchase Offer should either (i) complete and sign the enclosed Letter of Transmittal (or a facsimile of it) in accordance with the Instructions to the Letter of Transmittal, have such shareholder's signature thereon guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile of it) and any other required documents to the Depositary (as defined below) and either deliver the certificates for the tendered Shares to the Depositary along with the Letter of Transmittal (or such facsimile) or, in the case of a book-entry transfer effected pursuant to the procedures described in Section 2 of this Purchase Offer Statement, deliver any other required documents to the Depositary and deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 2 of this Purchase Offer Statement, or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee to tender the Shares so registered.

      Any shareholder who desires to tender Shares in the Purchase Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the Purchase Offer, may tender Shares by following the procedures for guaranteed delivery set forth in Section 2 of this Purchase Offer Statement.

      Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) by mail at 105 Madison Avenue, New York, New York 10016 or by telephone at (800) 322-2885 (toll free). Requests for additional copies of this Purchase Offer Statement, the Letter of Transmittal, the Notice of Guaranteed Delivery and other Purchase Offer materials may be directed to the Information Agent, or to brokers, dealers, commercial banks, trust companies or other nominees.

      No one has been authorized to make any recommendation on behalf of the Trust as to whether shareholders should tender their Shares in response to the Purchase Offer.

      No one has been authorized to give any information or to make any representations in connection with the Purchase Offer other than those contained in this Purchase Offer Statement or in the Letter of Transmittal.

      This Purchase Offer Statement is dated August 6, 2004. You should not assume that the information contained in this document is accurate as of any other date. The mailing of this Purchase Offer Statement to shareholders does not imply that the information given here is accurate as of any other date.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

      This Purchase Offer Statement contains forward-looking statements with respect to the Purchase Offer and our financial condition, results of operations, objectives and future performance that we believe are covered by the Private Securities Litigation Reform Act of 1995. In addition, oral statements made from time to time by our representatives may also be covered by that Act. Statements in this Purchase Offer Statement and the oral statements referred to above that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933.

      When used in this Purchase Offer Statement, the words “anticipates,” “believes,” “expects,” “intends,” “estimates,” “plans” and similar expressions as they relate to us or our management are intended to identify forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Purchase Offer Statement. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this section. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws or as set forth in the Tender Offer Statement on Schedule TO that contains this Purchase Offer Statement.

      We believe the forward-looking statements in this Purchase Offer Statement to be based on reasonable assumptions. However, there are numerous risks, uncertainties and important factors, most of which are difficult to predict and are generally beyond our control, that could cause actual results to differ materially from those described in forward-looking statements. These include:

•	those discussed or identified from time to time in our public filings with the Securities and Exchange Commission; and

•	specific risks or uncertainties associated with our expectations with respect to:

•	the market price of the Shares;

•	the timing, completion or tax status of the Purchase Offer; and

•	strategic decisions of our Board of Trustees and our management.

      Further discussion of certain of these factors is presented in “Section 7. Source and Amount of Funds; Effect of Purchase Offer.” Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements. Therefore, we cannot assure that any of the events anticipated by forward-looking statements will occur or, if they do, what impact they will have on our results of operations and our financial condition.

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SUMMARY TERM SHEET

      The Taiwan Greater China Fund, a Massachusetts business trust (the “Trust”), is offering to purchase up to 10,899,658 shares of beneficial interest of the Trust, par value $0.01 per share (the “Shares”), at a purchase price equal to 99% of the Trust's net asset value per Share at the close of business on the Expiration Date (as defined below), net to you in cash. Our offer to purchase Shares is being made upon the terms and subject to the conditions described in this Purchase Offer Statement and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Purchase Offer.” The following are some of the questions that you, as a shareholder of the Trust, may have and answers to those questions. This summary highlights the most material terms of the Purchase Offer. To understand the Purchase Offer fully and for a more complete description of the terms of the Purchase Offer, you should read carefully this entire Purchase Offer Statement and the Letter of Transmittal. We have included page references parenthetically to direct you to a more complete description of the topics in this summary contained in other sections of this Purchase Offer Statement.

Q.	What are you offering to purchase? Will tendered Shares be prorated? (Pages 7-8)
A.	We are offering to purchase up to 10,899,658 Shares, or any lesser number of Shares that shareholders properly tender in the Purchase Offer. If more than 10,899,658 Shares are tendered, and we do not elect to increase the number that we will purchase, all Shares tendered will be purchased on a pro rata basis. Proration will not apply if you hold fewer than 100 Shares and tender all of your Shares. Shares that are not purchased will be returned to you as soon as practicable following the expiration of the Purchase Offer.
Q.	When does the Purchase Offer expire? Can you extend the Purchase Offer and, if so, how will I be notified? (Page 7)
A.	The Purchase Offer expires on September 3, 2004 at 5:00 p.m., New York City time, unless we decide to extend the Purchase Offer (the “Expiration Date”). We may extend the Purchase Offer at any time. We do not guarantee, however, that the Purchase Offer will be extended or, if extended, for how long. If the Purchase Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date.
Q.	How much will you pay me for my Shares and what is the form of payment? (Page 14)
A.	Shareholders whose Shares are purchased in the Purchase Offer will be paid a purchase price per Share equal to 99% of our net asset value per Share determined at the close of the regular trading session on the New York Stock Exchange (“NYSE”) on the Expiration Date, net to the seller in cash, without interest, as soon as practicable after the expiration of the Purchase Offer. Under no circumstances will we pay interest on the purchase price, including but not limited to by reason of any delay in making payment.
If you are the record holder of your Shares and you tender your Shares to us in the Purchase Offer, you will not have to pay brokerage fees or similar expenses to the Information Agent or the Depositary. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such nominee tenders your Shares on your behalf, such nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.
Q.	What does 99% of your net asset value per Share mean? (Page 5)
A.	Our net asset value per Share is based on the market value of our investments (our total assets) minus our total liabilities, divided by the number of the Shares outstanding. The result is then multiplied by 99%.
The net asset value per Share may be more or less than the market price at which the Shares trade on the NYSE.

On August 3, 2004, the net asset value per Share was $4.36 and the last reported sale price of a Share on the NYSE was $3.97, representing a 8.94% discount from our net asset value per Share. During the period of the Purchase Offer, the daily net asset value and market price for the Shares can be obtained from the Information Agent by calling (800) 322-2885 (toll free) between the hours of 9:00 a.m. and 5:00 p.m., New York City time, Monday-Friday (except holidays) or by visiting our website at www.taiwangreaterchinafund.com. No one can accurately predict the net asset value per Share on a future date. The net asset value per Share on the Expiration Date may be higher or lower than the net asset value per Share on August 3, 2004.
Q.	Is the Purchase Offer the only way I can sell my Shares? (Page 5)
A.	No. You will continue to be able to sell your Shares, or purchase additional Shares, at the market price, in cash transactions on the NYSE.
Q.	What action do I need to take if I decide not to tender my Shares for purchase in the Purchase Offer?
A.	None.
Q.	What is the purpose of the Purchase Offer? (Page 19)
A.	The Purchase Offer provides shareholders with an alternative source of liquidity for their investment in the Trust and is part of our efforts to provide additional value to shareholders and narrow the discount to net asset value at which the Shares tend to trade. The Purchase Offer provides a means for shareholders who want to sell their Shares to do so at a price close to net asset value per Share. In addition, shareholders who choose not to tender their Shares will own a larger percentage interest in the Trust following the completion of the Purchase Offer.
Q.	Is there any reason Shares tendered in the Purchase Offer would not be accepted? (Pages 7-8 and 12-13)
A.	We have reserved the right to reject any and all tenders that we determine not to be in appropriate form. The Purchase Offer is not conditioned upon submission of a minimum number of Shares, but Shares will be purchased on a pro rata basis if more than 10,899,658 Shares are tendered (except in the case of holders of not more than 99 Shares who tender all of their Shares). In addition, our obligations under the Purchase Offer to accept for payment and pay for any Shares are subject to the conditions described in “Section 5. Certain Conditions to the Purchase Offer.”
Q.	How will you raise the cash to purchase my Shares? (Page 14)
A.	By selling the requisite number of securities held in our portfolio.
Q.	How do I tender my Shares? (Pages 8-10)
A.	If you decide to tender your Shares, you must either: deliver your Shares by mail, physical delivery or book-entry transfer and deliver a completed and signed Letter of Transmittal to the Depositary before 5:00 p.m., New York City time, on the Expiration Date; or if your Share certificates are not immediately available for delivery to the Depositary or if you cannot comply with the procedures for book-entry transfer by that time, comply with the guaranteed delivery procedure before 5:00 p.m., New York City time, on the Expiration Date.
If you have any questions, you should contact the Information Agent or your broker, dealer, commercial bank, trust company or other nominee for assistance. Our Information Agent's contact information is located at the end of this summary term sheet.
Q.	What do I do if I am not the record holder of my Shares? (Page 6)
A.	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact that broker, dealer, commercial bank, trust company or other nominee to tender your Shares pursuant to the Purchase Offer.

Q.	Until what time can I withdraw previously tendered Shares? (Pages 10-11)
A.	You may withdraw your tendered Shares at any time before 5:00 p.m., New York City time, on the Expiration Date and, unless already accepted for payment by the Trust, at any time after 5:00 p.m., New York City time, on October 4, 2004.
Q.	How do I withdraw previously tendered Shares? (Page 11)
A:	To withdraw Shares you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. Withdrawn Shares can again be submitted in the Purchase Offer by following the procedures of the Purchase Offer before the Expiration Date.
If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must instruct that broker, dealer, commercial bank, trust company or other nominee to withdraw your Shares for you.
Q.	Will any of your trustees or officers participate in the Purchase Offer? (Page 22)
A.	We have been advised that none of our trustees or officers intends to participate in the Purchase Offer.
Q.	What do you and your Board of Trustees think of the Purchase Offer? (Page 19)
A.	Neither we nor our Board of Trustees makes any recommendation to you as to whether to tender or refrain from tendering your Shares. You must decide whether to tender your Shares and, if so, how many Shares to tender.
Q.	May I place conditions on my tender of Shares?
A.	No.
Q.	If I decide to participate in the Purchase Offer, must I tender all of my Shares? (Pages 7-8)
A.	No. You may tender all or any portion of your Shares. But if more than 10,899,658 Shares are validly tendered, the purchase of the tendered Shares will be prorated (except in the case of holders of not more than 99 Shares who tender all of their Shares). In that event, more of your Shares will be accepted if you tender all of your Shares.
Q.	If I decide not to participate in the Purchase Offer, how will that affect the Shares that I own? (Page 14)
A.	Your percentage ownership interest in the Trust will increase after completion of the Purchase Offer, assuming that some shareholders participate in the Purchase Offer. All Shares purchased by us pursuant to the Purchase Offer will be cancelled. Because the asset size of the Trust will decrease if any Shares are purchased in the Purchase Offer, per Share expenses of the Trust may subsequently increase. Additionally, a reduced number of Shares available for trading may affect the liquidity of the Shares.
Q.	How will I be taxed for U.S. federal income tax purposes? (Pages 15-19)
A.	Our purchase of Shares from U.S. shareholders (other than those who are tax exempt) pursuant to the Purchase Offer will be a taxable transaction for U.S. federal income tax purposes. Any such purchase will be treated, depending on your particular circumstances, either as a sale of the Shares or as a distribution by us. If the purchase is treated as a sale of the Shares, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your tax basis in the Shares that you sold. This capital gain or loss will be long term capital gain or loss if you have held the Shares for more than one year as of the date of our purchase pursuant to the Purchase Offer. If the purchase is treated as a distribution by us, the full amount of cash that you receive for your Shares will be taxed to you as ordinary income, but only to the extent that we have current and accumulated earnings and profits. To the extent that payments made by us exceed our current and accumulated earnings and profits, you will receive your share of such excess tax-free to the extent of your tax basis in all of your Shares and any remainder will be treated as capital gain. See “Section 8. Certain Federal Income Tax Consequences of the Purchase Offer” for more details, including with respect to the nature of any income or loss and the differing rules for U.S. shareholders and non-U.S. shareholders. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Purchase Offer.
Q.	Who do I contact if I have questions about the Purchase Offer?
A.	For additional information or assistance, you may contact the Information Agent at:

105 Madison Avenue New York, New York 10016 Email: proxy@mackenziepartners.com (212) 929-5500 (call collect) or Toll-Free (800) 322-2885

INTRODUCTION

To All Shareholders of the Taiwan Greater China Fund:

      The Taiwan Greater China Fund (the “Trust”), a Massachusetts business trust registered under the Investment Company Act of 1940 (the “1940 Act”) as a diversified closed-end investment company, is offering to purchase up to 10,899,658 shares of beneficial interest of the Trust, par value $0.01 per share (the “Shares”), at 99% of the Trust's net asset value per Share at the close of business on the Expiration Date (as defined below) net to seller in cash, without interest, upon the terms and subject to the conditions set forth in this Purchase Offer Statement and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Purchase Offer.” The purchase price will be 99% of the Trust's net asset value per Share in U.S. dollars determined as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) on the Expiration Date (the “Purchase Price”).

      THE PURCHASE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 3, 2004, UNLESS EXTENDED (THE “EXPIRATION DATE”). The Trust is mailing materials for the Purchase Offer on or about August 6, 2004 to record holders as of that date. Any shareholder, however, who holds Shares on the Expiration Date may participate in the Purchase Offer. The depositary for the Purchase Offer is EquiServe Trust Company, N.A. (the “Depositary”) and the information agent for the Purchase Offer is MacKenzie Partners, Inc. (the “Information Agent”).

      As of August 3, 2004, there were 32,698,976 Shares issued and outstanding, and the net asset value per Share was $4.36. The 10,899,658 Shares that we are offering to purchase in the Purchase Offer represent approximately 33.33% of the Shares issued and outstanding as of August 3, 2004.

      If before the Expiration Date more than 10,899,658 Shares are validly tendered and not properly withdrawn, we will, upon the terms and subject to the conditions of the Purchase Offer, accept Shares for purchase on a pro rata basis from all Shares validly tendered and not properly withdrawn, except from holders of not more than 99 Shares who tender all such Shares. All Shares tendered and not purchased pursuant to the Purchase Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at our expense.

      The Shares are currently listed for trading on the NYSE under the symbol “TFC.” You may continue to purchase and sell Shares in cash transactions over the NYSE. See “Section 6. Net Asset Value and Market Price Range of Shares; Dividends.” We urge shareholders to obtain up-to-date market quotations of the Shares.

      You can obtain the current net asset value per Share during the period of the Purchase Offer by calling the Information Agent at (800) 322-2885 (toll free) between the hours of 9:00 a.m. and 5:00 p.m., New York City time, Monday-Friday (except holidays). Our website, www.taiwangreaterchinafund.com, also displays our current net asset value, which is typically updated on a daily basis by approximately 7:00 a.m., New York City time.

      The purpose of the Purchase Offer is to provide shareholders an alternative source of liquidity for the Shares in addition to cash sales of the Shares on the NYSE and to provide a means for shareholders who want to sell their Shares to do so at a price close to net asset value per Share.

      If you desire to tender your Shares, you should either (1) complete and sign the Letter of Transmittal and mail or deliver it to the Depositary together with the Shares that you wish to tender (in proper certificated or uncertificated form) and any other documents required by the Letter of Transmittal; or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that broker, dealer, commercial bank, trust company of other nominee if you desire to tender your Shares. If your Shares are not registered in the name of a broker, dealer, commercial bank, trust company of other nominee, you may wish to consult with such an entity to facilitate your tender of Shares and fulfill the requirements for tendering your Shares. You are not required to pay a service charge to the Trust or the Depositary in connection with tendering your Shares, but may be charged a fee by a broker, dealer or other institution for processing the documentation required to tender your Shares and may incur other expenses as described in this Purchase Offer Statement. In order to avoid U.S. federal income tax backup withholding equal to 30% of the gross proceeds payable to you pursuant to the Purchase Offer, you must complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal if you are a U.S. shareholder; if you are a non-U.S. shareholder who has not submitted the appropriate type of Form W-8 to the Trust, you must submit a completed Form W-8BEN or the appropriate type of Form W-8. See “Section 2. Procedures for Tendering Shares” and “Section 8. Certain Federal Income Tax Consequences of the Purchase Offer.”

      We urge you to read this Purchase Offer Statement and the related Letter of Transmittal carefully before deciding whether to tender any of your Shares.

THE PURCHASE OFFER

1. Terms of the Purchase Offer; Expiration Date.

      Upon the terms and subject to the conditions of the Purchase Offer (including, if the Purchase Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment, and will pay for, up to 10,899,658 Shares validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date and not properly withdrawn as permitted by the terms described in “Section 3. Withdrawal Rights.” You may submit some or all of the Shares owned by you. If the Purchase Offer is over-subscribed, Shares tendered before the Expiration Date will be subject to proration. The proration period will expire on the Expiration Date.

      We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the Purchase Offer is open by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. See “Section 14. Extension of the Purchase Offer; Termination; Amendments.” We do not guarantee, however, that we will exercise our right to extend the Purchase Offer. The Purchase Offer is not conditioned upon any minimum number of Shares being tendered. The Purchase Offer is, however, subject to certain other conditions. See “Section 5. Certain Conditions to the Purchase Offer.”

      All Shares purchased pursuant to the Purchase Offer will be purchased at the Purchase Price, net to the seller in cash. While we do not expect that we will need to change the terms of the Purchase Offer, if we:

•	increase or decrease the price to be paid for Shares;

•	increase the number of Shares that may be purchased pursuant to the Purchase Offer and this increase exceeds 2% of the outstanding Shares; or

•	decrease the number of Shares that may be purchased pursuant to the Purchase Offer;

and the Purchase Offer is scheduled to expire at any time earlier than the tenth Business Day (as defined below) from the date that notice of the increase or decrease is first published, sent or given in the manner specified in “Section 14. Extension of the Purchase Offer; Termination; Amendments,” then the Purchase Offer will be extended until the expiration of such ten Business Day period. For the purposes of the Purchase Offer, a “Business Day” means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      All Shares not purchased pursuant to the Purchase Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at our expense as promptly as practicable (which, in the event of proration, is expected to be approximately ten Business Days) following the Expiration Date.

      If the number of Shares validly tendered and not properly withdrawn before the Expiration Date is less than or equal to 10,899,658 Shares (or such greater number of Shares as we may elect to purchase pursuant to the Purchase Offer), we will accept for purchase, upon the terms and subject to the conditions of the Purchase Offer, all Shares so tendered and not properly withdrawn.

      If the number of Shares validly tendered and not properly withdrawn before the Expiration Date is greater than 10,899,658 Shares (or such greater number of Shares as we may elect to purchase pursuant to the Purchase Offer), we will accept for purchase, upon the terms and subject to the conditions of the Purchase Offer, all Shares validly tendered and not properly withdrawn before the Expiration Date on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below. Consequently, it may be that only a portion of the Shares that a shareholder tenders in the Purchase Offer will be purchased. We, however, will exclude from proration and will accept all Shares tendered by you if you own an aggregate of not more than 99 Shares and tender all of your Shares by means of a Letter of Transmittal submitted by you or on your behalf.

      Proration. If proration of tendered Shares is required, we will determine the proration factor as promptly as practicable following the Expiration Date. Proration for each shareholder tendering Shares will be based on the ratio of the number of Shares tendered by the shareholder to the total number of Shares tendered by all shareholders (excluding Shares tendered by holders of not more than 99 Shares who tender all such Shares). Because of the time required to determine the number of Shares validly tendered and not properly withdrawn, we do not expect that we will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Purchase Offer until approximately five Business Days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. You or your broker, dealer, commercial bank, trust company or other nominee may obtain preliminary proration information from the Information Agent.

      Mailing. This Purchase Offer Statement and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on our shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to custodians whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2. Procedures for Tendering Shares.

      Except as described below, in order for Shares to be validly tendered pursuant to the Purchase Offer, the Letter of Transmittal (or a facsimile of it), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary prior to 5:00 p.m., New York City time, on the Expiration Date at its address printed on the last page of this Purchase Offer Statement and either:

•	the certificates evidencing tendered Shares must be received by the Depositary at its address or these Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case prior to 5:00 p.m., New York City time, on the Expiration Date; or

•	the tendering shareholder must comply with the guaranteed delivery procedures described below.

The term “Agent's Message” means a message transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that The Depository Trust Company (“DTC”) has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that this participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce this agreement against such participant.

      Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Purchase Offer within two Business Days after the date of the commencement of the Purchase Offer. Any financial institution that is a participant in DTC's book-entry transfer system may make a book-entry delivery of Shares by causing DTC to transfer these Shares into the Depositary's account in accordance with DTC's procedures for transfer. Although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile of it), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal and any other required documents, must, in any case, be received by the Depositary at its address printed on the last page of this Purchase Offer Statement prior to 5:00 p.m., New York City time, on the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

      Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a member of the Security Transfer Agents Medallion Program or the New York Stock Exchange Medallion Guarantee Program (each, an “Eligible Institution”), except in cases where Shares are tendered:

•	by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•	for the account of an Eligible Institution.

      If a certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile of it), or if payment is to be made, or a certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the certificate, with the signature(s) on the certificate or stock powers guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these individuals should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

      Guaranteed Delivery. If you desire to tender Shares pursuant to the Purchase Offer and the certificates evidencing your Shares are not immediately available or you cannot deliver the certificates and all other required documents to the Depositary prior to 5:00 p.m., New York City time, on the Expiration Date, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, your Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received prior to 5:00 p.m., New York City time, on the Expiration Date by the Depositary as provided below; and

•	the certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile of it), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

A “trading day” is any day on which the NYSE and banks in New York City are open for business.

      The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form prescribed in the form set forth in the Notice of Guaranteed Delivery that we have made available.

      In all cases, payment for Shares tendered and accepted for payment pursuant to the Purchase Offer will be made only after timely receipt by the Depositary of the certificates evidencing these Shares, or a Book-Entry Confirmation of the delivery of these Shares, and the Letter of Transmittal (or a facsimile of it), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

      The method of delivery of certificates and all other required documents, including delivery through DTC, is at your own option and risk, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, we recommend that you use registered mail with return receipt requested, or an overnight courier, in either case properly insured. In all cases, you should allow for sufficient time to ensure timely delivery.

      Determination of Validity. We will determine, in our sole discretion, questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders that we determine are not in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Purchase Offer or any defect or irregularity in the tender of any particular Shares by any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders, and our interpretation of the terms and conditions of the Purchase Offer will be final and binding on all persons. Tenders of Shares will not be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Trust, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

      Other Requirements. By executing the Letter of Transmittal as described above, you irrevocably appoint our designees as your proxies, each with full power of substitution, in the manner described in the Letter of Transmittal, to the full extent of your rights with respect to the Shares tendered by you and accepted for payment by us. All these proxies will be considered coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, we accept these Shares for payment. Upon acceptance for payment, all prior proxies given by you with respect to these Shares will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by you (and, if given or executed, such proxies or consent will not be deemed to be effective) with respect thereto. Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all of your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of our shareholders or any adjournment or postponement of the meeting, by written consent in lieu of any such meeting or otherwise.

      Our acceptance for payment of Shares pursuant to any of the procedures described above will constitute a binding agreement between you and us upon the terms and subject to the conditions of the Purchase Offer.

      To prevent U.S. federal income tax backup withholding with respect to payments made to certain shareholders of the Purchase Price of Shares purchased pursuant to the Purchase Offer, those shareholders must provide the Depositary with his or her correct taxpayer identification number (“TIN”) and certify that he or she is exempt from backup federal income tax withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If backup withholding applies with respect to a shareholder, the Depositary will be required to withhold 30% of any payments made to the shareholder. See Instruction 10 of the Letter of Transmittal. Non-U.S. shareholders who have not previously submitted the appropriate type of Form W-8 to the Trust must submit a completed Form W-8BEN or the appropriate type of Form W-8 to avoid backup withholding. See Instructions 10 and 11 of the Letter of Transmittal. A copy of Form W-8BEN is provided with the Letter of Transmittal for non-U.S. shareholders. Other types of Form W-8 can be found on the Internal Revenue Service website at www.irs.gov/formspubs/index.html.

      Failure to submit documentation described above or establish an exemption necessary to prevent backup withholding will result in an invalid tender of Shares in the Purchase Offer, and, accordingly, the shareholder's tendered Shares will not be accepted for purchase. For a discussion of other U.S. federal income tax consequences to tendering shareholders, see “Section 8. Certain Federal Income Tax Consequences of the Purchase Offer.”

3. Withdrawal Rights.

      Tendered Shares may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date and, unless we have accepted these tendered Shares for payment pursuant to the Purchase Offer, may also be withdrawn at any time after 5:00 p.m., New York City time, on October 4, 2004. Otherwise, tenders of Shares are irrevocable. If we extend the Purchase Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Purchase Offer for any reason, then, without prejudice to our rights under the Purchase Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and you may not withdraw tendered Shares except to the extent that you are entitled to withdrawal rights as described above.

      For a withdrawal to be effective and proper, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address printed on the last page of this Purchase Offer Statement. The notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered these Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of these certificates, the serial numbers shown on these certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless these Shares to be withdrawn have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “Section 2. Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares or must otherwise comply with DTC's procedures.

      Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will be deemed not validly tendered for purposes of the Purchase Offer. Withdrawn Shares, however, may be retendered by again following the procedures described in “Section 2. Procedures for Tendering Shares,” at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

      We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination will be final and binding. None of the Trust, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4. Acceptance for Payment and Payment for Shares.

      Upon the terms and subject to the conditions of the Purchase Offer (including, if the Purchase Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, up to 10,899,658 Shares validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date and not properly withdrawn, as soon as practicable after the Expiration Date. Subject to applicable rules of the Securities and Exchange Commission (the “SEC”), we expressly reserve the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law.

      In all cases, payment for Shares tendered and accepted for payment pursuant to the Purchase Offer will be made only after timely receipt by the Depositary of:

•	the certificates evidencing these Shares or timely confirmation (which we refer to as a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary's account at DTC pursuant to the procedures set forth in “Section 2. Procedures for Tendering Shares;”

•	the Letter of Transmittal (or a facsimile of it), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as described in “Section 2. Procedures for Tendering Shares”) in lieu of the Letter of Transmittal; and

•	any other documents, including any necessary tax forms, required by the Letter of Transmittal.

      For purposes of the Purchase Offer, we will be deemed to have accepted for payment, and thus purchased, Shares validly tendered and not properly withdrawn if and when we give oral or written notice to the Depositary, as agent for the tendering shareholders, of our acceptance for payment of these Shares pursuant to the Purchase Offer. Upon the terms and subject to the conditions of the Purchase Offer, payment for Shares accepted for payment pursuant to the Purchase Offer will be made by deposit of the Purchase Price for these Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving funds from us and transmitting payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the Purchase Price for Shares be paid, regardless of any delay in making payment.

      Payment for Shares may be delayed in the event of difficulty in determining the number of Shares properly tendered or if proration is required. See “Section 1. Terms of the Purchase Offer; Expiration Date.” In addition, if certain events occur, we may not be obligated to purchase Shares pursuant to the Purchase Offer. See “Section 5. Certain Conditions to the Purchase Offer.”

      We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to us or to our order pursuant to the Purchase Offer. If, however, payment of the Purchase Price is to be made to, or a portion of the Shares delivered (whether in certificated form or by book-entry) but not tendered or not purchased is to be registered in the name of, any person other than the registered holder, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal (unless that other person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, that other person or otherwise) payable on account of the transfer to that other person will be deducted from the Purchase Price unless satisfactory evidence of the payment of these taxes or exemption from these taxes is submitted. See Instruction 6 to the Letter of Transmittal. You may be required to pay brokerage fees to a U.S. broker, dealer, commercial bank, trust company or other nominee in order to tender your Shares in the Purchase Offer. You may also be subject to other tax consequences as discussed in “Section 8. Certain Federal Income Tax Consequences of the Purchase Offer.”

      If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Purchase Offer, or if certificates are submitted evidencing more Shares than are tendered, certificates evidencing unpurchased Shares will be returned, without expense to you (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at DTC pursuant to the procedure set forth in “Section 2. Procedures for Tendering Shares,” these Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Purchase Offer.

      In tendering Shares, you must ensure that all required information has been provided and is accurate. We are not responsible for notifying you of any inaccuracies or deficiencies in your tender, and an invalid tender will result in the return of the Shares tendered.

      We typically publish our net asset value per Share on our website, www.taiwangreaterchinafund.com, by approximately 7:00 a.m., New York City time, prior to the open of regular trading on the NYSE. On August 3, 2004, the net asset value per Share was $4.36, and our last reported sale price was $3.97 per Share, representing a 8.94% discount from the net asset value per Share. Our net asset value per Share will also be available daily until the Expiration Date through our toll free number at (800) 343-9567.

5. Certain Conditions to the Purchase Offer.

      Notwithstanding any other provision of the Purchase Offer and in addition to (and not in limitation of) our right to extend, amend or terminate the Purchase Offer, we shall not be required to accept for payment or pay for any Shares tendered, may postpone the acceptance for payment of, or purchase of or payment for, any Shares tendered, and may, in our reasonable discretion, terminate or amend the Purchase Offer as to any Shares not then paid for, subject to Rule 13e-4(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), if (1) such transactions, if consummated, (a) would impair our status as a regulated investment company under the Internal Revenue Code of 1986 (which would make us subject to U.S. federal (and possibly certain state and local) income taxes on all of our income and gains in addition to the taxation of our shareholders who receive distributions from us); or (b) result in delisting of the Shares from the NYSE; (2) there is (a) any material legal action or proceeding instituted or threatened challenging such transactions or, in the Board of Trustees' judgment, otherwise materially adversely affecting the Trust; (b) any suspension of or limitation on prices for trading securities generally on the Taiwan Stock Exchange and/or the New York Stock Exchange or other national securities exchange(s), or the NASDAQ National Market System; (c) any declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States, Taiwan or New York State; (d) any commencement or escalation of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Taiwan that, based on the Board of Trustees' judgment, has a material adverse effect on the stock market in Taiwan or the United States or both; or (e) in the Board of Trustees' judgment, any other event or condition that would have a material adverse effect on the Trust or its shareholders if Shares tendered are purchased; or (3) the Board of Trustees determines that effecting any such transaction would constitute a breach of any of its fiduciary duties owed to the Trust or its shareholders.

      The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances (including our own action or inaction) giving rise to any such conditions or we may waive them in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that we may assert at any time and from time to time. Any determination we make concerning the events described in this section shall be final and binding on all parties.

      We will make a public announcement of a material change in, or waiver of, such conditions, and we may extend the Purchase Offer, in certain circumstances, in connection with any such change or waiver.

      If we suspend or postpone the Purchase Offer, we will provide notice to shareholders of that suspension or postponement.

6. Net Asset Value and Market Price Range of Shares; Dividends.

      The following table sets forth, for the periods indicated, the high and low net asset value per Share as reported by us and the high and low sale prices per Share as reported by the NYSE. The Shares are traded on the NYSE under the symbol “TFC.”

	NAV		Market Price
	High	Low	High	Low

2002
1st quarter	5.91	5.29	5.20	4.46
2nd quarter	5.87	4.73	5.25	4.10
3rd quarter	5.17	4.15	4.38	3.38
4th quarter	4.85	3.81	4.20	3.15
2003
1st quarter	4.81	3.98	4.30	3.44
2nd quarter	4.47	3.72	4.10	3.31
3rd quarter	5.19	4.49	4.69	3.80
4th quarter	5.37	5.02	4.82	4.45
2004
1st quarter	5.70	5.09	5.22	4.38
2nd quarter	5.66	4.41	4.98	3.83

Sources: New York Stock Exchange and our website.

      We anticipate that no cash dividend will be declared with a record date occurring before the expiration of the Purchase Offer and that, accordingly, holders of Shares tendered pursuant to the

Purchase Offer will not receive any such dividend with respect to such Shares. The amount and frequency of dividends in the future will depend on circumstances existing at that time.

7. Source and Amount of Funds; Effect of Purchase Offer.

      The actual cost of the Purchase Offer cannot be determined at this time because the number of Shares to be purchased will depend on the number of Shares tendered, and the Purchase Price will be determined at the close of business on the Expiration Date based upon the net asset value of per Share at that time. Based on our total net asset value per Share on August 3, 2004, the total cost to us of repurchasing one-third of our issued and outstanding Shares pursuant to the Purchase Offer would be approximately $47,086,523. We will sell the requisite number of securities held in our portfolio in order to make the payments required by the Purchase Offer. Under no circumstances will we pay interest to you for Shares tendered, regardless of any delay in making payment therefor. You will not be obligated to pay us, the Depositary or the Information Agent any brokerage fees in connection with your tender of Shares pursuant to the Purchase Offer, although your broker or other nominee may charge a processing fee for assistance in transmitting the required documentation for participation in the Purchase Offer to the Depositary. The purchase of Shares by us at 99% of the net asset value per Share is intended to allow us to bear the administrative costs and expenses incurred in selling a portion of our portfolio in connection with the Purchase Offer without adversely affecting the value of the Shares that are not purchased. We estimate that expenses related to the Purchase Offer will be approximately $225,000 including legal, accounting, filing, printing and agency fees. To the extent costs and expenses exceed 1% of the total net asset value of the Trust on the Expiration Date, we will absorb the remaining expenses.

      Effect on Net Asset Value and Consideration Received. In connection with our sale of portfolio securities to raise cash to finance the Purchase Offer, the market prices of portfolio securities being sold and/or our remaining portfolio securities might decline, and hence our net asset value might decline. If any such decline occurs, we cannot predict what its magnitude might be or whether such a decline would be temporary or continue to or beyond the Expiration Date. Because the price per Share to be paid in the Purchase Offer will be dependent upon the net asset value per Share as determined on the Expiration Date, if such a decline continued up to the Expiration Date, the consideration received by tendering shareholders would be reduced. In addition, the sale of portfolio securities will cause us to incur increased brokerage and related transaction expenses, and we might receive proceeds from the sale of portfolio securities less than their valuations by us. Accordingly, obtaining the cash to consummate the Purchase Offer may result in a decrease in our net asset value per Share, thereby reducing the amount of proceeds received by tendering shareholders and the net asset value per Share for non-tendering Stockholders.

      You should note, however, that the Purchase Offer may result in accretion to our net asset value per Share following the Purchase Offer, due to the fact that the Purchase Price represents a 1% discount to our net asset value per Share. The potential accretion to our net asset value per Share may offset in whole or in part any decline in our net asset value as discussed above.

      We may sell portfolio securities during the pendency of the Purchase Offer to raise cash for the purchase of Shares. Thus, during the pendency of the Purchase Offer, and possibly for a short time thereafter, we may hold a greater than normal percentage of our net assets in cash and cash equivalents. We will pay for tendered Shares that we accept for payment reasonably promptly after the Expiration Date. Because we will not know the number of Shares tendered until the Expiration Date, we will not know until the Expiration Date the amount of cash required to pay for the Shares tendered.

      Recognition of Capital Gains. As noted, we will be required to sell portfolio securities to finance the Purchase Offer. Accordingly, we may also realize taxable gain upon the sale of such securities. Because of the size of our loss carryforwards, however, we do not expect to have to declare or distribute any such gains to you in connection with the Purchase Offer. As of December 31, 2003 there were $117,452,713 of capital loss carryforwards that for tax purposes could offset future gains actually realized. For the six months ended June 30, 2004, we had net realized gains on investments of $23,835,262 and net unrealized losses on investments of $37,191,220.

      Tax Consequences. Our purchase of tendered Shares pursuant to the Purchase Offer will have tax consequences for tendering shareholders and may have tax consequences for non-tendering shareholders. See “Section 8. Certain Federal Income Tax Consequences of the Purchase Offer.”

      Higher Expense Ratio, Less Investment Flexibility and Reduced Liquidity. Our purchase of tendered Shares pursuant to the Purchase Offer will have the effect of increasing the proportionate interest in the Trust of non-tendering shareholders and reducing our total net assets. The reduced amount of our net assets as a result of the Purchase Offer may result in a higher expense ratio for us and possibly also in less investment flexibility for us depending on the amount of the decrease in our net asset value. Additionally, a reduction in the number of outstanding Shares may reduce the liquidity of the trading market for the Shares. All Shares purchased by us pursuant to the Purchase Offer will be cancelled.

      Pro Form Effect on Capitalization. The following table sets forth our net assets as of August 3, 2004, adjusted to give effect to the Purchase Offer (excluding expenses and assuming we purchase one-third of our outstanding Shares):

PRO FORMA CAPITALIZATION(1)

	As of August 3, 2004	Adjustment for Purchase at $4.32 per Share(2)	Pro Forma as Adjusted

Total Net Assets	$142,720,429	$(47,086,523)	$95,633,906
Shares Outstanding	32,698,976	(10,899,658)	21,799,318
Net asset value per Share(3)	$4.36	$4.32	$4.39

(1)	This table assumes purchase by the Trust of 10,899,658 Shares, which is equal to one-third of the outstanding and issued Shares as of August 3, 2004.
(2)	Based on 99% of the net asset value per Share of $4.36 on August 3, 2004.
(3)	The net asset value per Share is normally determined prior to the opening of trading on the NYSE, as of the close of regular trading on the Taiwan Stock Exchange, and is determined by dividing our total net asset value by the number of Shares outstanding.

8. Certain Federal Income Tax Consequences of the Purchase Offer.

      The following is a general summary of the material United States federal income tax consequences of the sale of Shares pursuant to the Purchase Offer. This summary is based upon the Internal Revenue Code of 1986 (the “Code”), applicable Department of Treasury regulations, rulings and administrative pronouncements and judicial decisions, changes in which could affect the tax consequences described herein and could occur on a retroactive basis.

      This summary addresses only Shares held as capital assets within the meaning of section 1221 of the Code. This summary does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances. In addition, some shareholders, such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers or traders in securities or commodities, persons who hold Shares as a position in a “straddle” or as part of a “hedge,” “conversion transaction” or other integrated investment or persons whose functional currency is other than the U.S. dollar, may be subject to different rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a shareholder's decision to tender Shares pursuant to the Purchase Offer.

      For purposes of this summary a “U.S. Holder” is a holder of Shares who, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in the United States or under the law of the United States or any State thereof;

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

      Each shareholder is urged to consult his or her own tax advisor with respect to the U.S. federal, state and local consequences of participating in the Purchase Offer, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

      Tax Consequences of the Purchase Offer—Distribution vs. Sale Treatment. Our purchase of Shares from a U.S. Holder pursuant to the Purchase Offer will be a taxable transaction for U.S. federal income tax purposes. Any such purchase will be treated by the U.S. Holder either as a sale of the Shares or as a distribution by us. The purchase will be treated as a sale if the U.S. Holder meets any of the three tests discussed below. It will be treated as a distribution if the U.S. Holder satisfies none of the three tests discussed below.

      We cannot predict whether there will be sale or distribution treatment. If the Purchase Offer is oversubscribed, the proration of tenders pursuant to the Purchase Offer will cause us to accept from each shareholder (except from holders of not more than 99 Shares who tender all of their Shares) fewer Shares than are tendered by that shareholder. Consequently, we can give no assurance that a sufficient number of any individual shareholder's Shares will be purchased pursuant to the Purchase Offer to ensure that this purchase will be treated as a sale or exchange, rather than as a distribution, for U.S. federal income tax purposes pursuant to the rules discussed below.

      If the purchase of Shares from a particular U.S. Holder is treated as a sale, the shareholder will recognize capital gain or loss on the exchange in an amount equal to the difference between the amount of cash received by the shareholder and the shareholder's tax basis in the Shares sold. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder held the Shares for more than one year as of the date of our purchase pursuant to the Purchase Offer. Certain limitations apply to the deductibility of capital losses by U.S. Holders. A U.S. Holder must calculate gain or loss separately for each block of Shares that he or she owns. A U.S. Holder may be able to designate which blocks and the order of such blocks of Shares to be tendered pursuant to the Purchase Offer.

      If the purchase of Shares from a particular U.S. Holder is treated as a distribution by us, the full amount of cash received by the shareholder for the Shares (without being offset by its tax basis in the purchased Shares) will be treated as a dividend and taxed to the shareholder as ordinary income, but only to the extent that we have current and accumulated earnings and profits. We did not have accumulated earnings and profits as of December 31, 2003. We are unable to determine whether we will have current earnings and profits for 2004, but in any event we believe that the amount of such current earnings and profits will be substantially less than the aggregate amount that we will be paying for tendered Shares. We can give no assurance, however, that this will be the case. To the extent that payments made by us exceed our current and accumulated earnings and profits, a tendering U.S. Holder will receive its share of such excess tax-free to the extent of the shareholder's tax basis in all of its Shares, the shareholder's tax basis in all of its Shares will be reduced (but not below zero) by its share of such excess, and any remainder will be treated as capital gain. To the extent that a tendering U.S. Holder's tax basis in all of its Shares exceeds the amount of cash received by the shareholder, such excess will become the shareholder's tax basis in any Shares retained by the shareholder.

      Determination of Sale or Distribution Treatment. Our purchase of Shares pursuant to the Purchase Offer will be treated as a sale of the Shares by a U.S. Holder if:

•	as a result of the purchase, there is a “complete redemption” of the shareholder's equity interest in the Trust;

•	as a result of the purchase, there is a “substantially disproportionate” reduction in the shareholder's equity interest in the Trust; or

•	the receipt of cash by the shareholder is “not essentially equivalent to a dividend.”

      If none of these tests is met with respect to a particular U.S. Holder, then our purchase of Shares pursuant to the Purchase Offer will be treated as a distribution.

      In applying the foregoing tests, the constructive ownership rules of section 318 of the Code apply. Thus, a U.S. Holder is treated as owning not only Shares actually owned by that shareholder but also Shares actually (and in some cases constructively) owned by certain related entities and individuals. Pursuant to the constructive ownership rules, a shareholder will be considered to own Shares owned, directly or indirectly, by certain members of the shareholder's family and certain entities (such as corporations, partnerships, trusts and estates) in which the shareholder has an equity interest.

      In addition, if a U.S. Holder sells Shares to persons other than us at or about the time the shareholder also sells Shares pursuant to the Purchase Offer, and the various sales effected by the shareholder are part of an overall plan to reduce or terminate such shareholder's proportionate interest in the Trust, then the sales to persons other than us may, for federal income tax purposes, be integrated with the shareholder's sale of Shares pursuant to the Purchase Offer and, if integrated, should be taken into account in determining whether the shareholder satisfies any of the foregoing tests.

      Complete Redemption. A sale of Shares pursuant to the Purchase Offer will result in a “complete redemption” of a U.S. Holder's equity interest in the Trust if, immediately after the sale, the shareholder owns, actually and constructively, no Shares. In applying the “complete redemption” test, certain U.S. holders may be able to waive the application of constructive ownership through the family attribution rules, provided that these shareholders comply with the provisions of section 302(c) of the Code and applicable Department of Treasury regulations. If a U.S. Holder desires to file such a waiver, the shareholder should consult his or her own tax advisor.

      Substantially Disproportionate. A sale of Shares pursuant to the Purchase Offer, in general, will be “substantially disproportionate” as to a U.S. Holder if, immediately after the sale, the percentage of the outstanding voting shares of the Trust that the shareholder then actually and constructively owns is less than 80% of the percentage of the outstanding voting shares of the Trust that the shareholder actually and constructively owned immediately before its sale of Shares. The shareholder's actual and constructive ownership of Shares must also meet the 80% requirement of the preceding sentence on both an aggregate basis and by reference to fair market value.

      Not Essentially Equivalent to a Dividend. A sale of Shares pursuant to the Purchase Offer will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the selling U.S. Holder's proportionate interest in the Trust. The Internal Revenue Service (the “IRS”) has indicated in published rulings that any reduction in the percentage stock ownership of a shareholder whose relative stock ownership in a publicly held corporation is minimal (an interest of 1% or less should satisfy this requirement) and who exercises no control over corporate affairs should constitute a “meaningful reduction.” A U.S. Holder who intends to qualify for sale treatment by demonstrating that the proceeds received from us are “not essentially equivalent to a dividend” is strongly urged to consult his or her tax advisor because this test will be met only if the reduction in his or her proportionate interest in the Trust is “meaningful” given his or her particular facts and circumstances in the context of the Purchase Offer.

      Wash Sale Rules. Under the “wash sale” rules under the Code, loss recognized on Shares sold pursuant to the Purchase Offer will ordinarily be disallowed to the extent a U.S. Holder acquires Shares within 30 days before or after the date the Shares are purchased by the Trust pursuant to the Purchase Offer. In that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss.

      Consequences to Shareholders who do not sell Shares pursuant to the Purchase Offer. Shareholders who do not sell Shares pursuant to the Purchase Offer will not incur any U.S. federal income tax liability as a result of the consummation of the Purchase Offer.

      Backup Federal Income Tax Withholding. Payments in connection with the Purchase Offer may be subject to “backup withholding” at a 30% rate. Under the U.S. federal income tax backup withholding rules, a shareholder may be subject to backup withholding at the rate of 30% with respect to a payment of cash pursuant to the Purchase Offer unless the shareholder:

•	is a corporation or comes within certain other exempt categories (including financial institutions, tax-exempt organizations and non-U.S. shareholders) and, when required, demonstrates that fact; or

•	provides a correct TIN and certifies, under penalties of perjury, that he or she is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

      A U.S. Holder that does not provide the Depositary with a correct TIN may also be subject to penalties imposed by the IRS.

      To prevent backup withholding and possible penalties, each U.S. Holder should complete and sign the Substitute Form W-9 included in the Letter of Transmittal. In order to qualify for an exemption from backup withholding, a non-U.S. Holder must submit a properly executed IRS Form W-8BEN or the appropriate type of Form W-8 to the Depositary unless such shareholder has previously submitted the appropriate type of Form W-8 to the Trust. Any amount paid as backup withholding may be credited against the shareholder's U.S. federal income tax liability.

      All shareholders are advised to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of selling Shares for cash pursuant to the Purchase Offer in light of their own particular circumstances.

      Non-U.S. Holders. In general, a “Non-U.S. Holder” is any person other than (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in the United States under the laws of the United States or any state, (3) an estate or trust that is subject or potentially subject to U.S. federal income tax on its worldwide income on a net basis or (4) a trust, the administration of which is subject to the primary supervision of a U.S. court and the substantial decisions of which may be made by U.S. persons. U.S. taxation of a Non-U.S. Holder depends on whether the income from the Trust is “effectively connected” with a U.S. trade or business carried on by the Non-U.S. Holder. Ordinarily, income from the Trust will not be treated as “effectively connected” and, if that is the case, any gain realized upon the redemption of Shares pursuant to the terms of the Purchase Offer will not be subject to U.S. taxation. If, however, the Non-U.S. Holder is treated as a non-resident alien individual but is physically present in the United States for more than 182 days during the taxable year, then, in certain circumstances, gain from the redemption of Shares pursuant to the terms of the Purchase Offer will be subject to U.S. tax of 30% (or such lower tax rate as is provided for in any tax treaty applicable to such Non-U.S. Holder).

      If the income from the Trust is “effectively connected” with a U.S. trade or business carried on by a Non-U.S. Holder, then any gain (or dividend income) realized upon the sale of Shares of the Trust pursuant to the terms of the Purchase Offer will be subject to U.S. federal income tax at the graduated rates applicable to U.S. taxpayers.

      Non-U.S. Holders may be subject to dividend tax withholding at a 30% rate or a lower applicable tax treaty rate on the gross proceeds of a deemed redemption received by such shareholder if the proceeds are treated as a “dividend” under the rules described above. In the event that the tax status of the Purchase Offer as a dividend is not clear to the Trust at the time of payment, the Trust will withhold a portion of the proceeds as if the proceeds constitute a dividend. In that case, the redeeming shareholder may be eligible to claim a refund of the withheld tax by filing a U.S. tax return if the shareholder can demonstrate that the proceeds were not dividends. Non-U.S. Holders should consult their tax advisers regarding application of these withholding rules.

      Non-U.S. Holders who have not previously submitted the appropriate type of Form W-8 should provide the Depositary with a completed Form W-8BEN or the appropriate type of Form W-8 in order to avoid 30% backup withholding. A copy of Form W-8BEN is provided with the Letter of Transmittal for such Non-U.S. Holders. Other types of Form W-8 can be found on the IRS website at www.irs.gov/formspubs/index.html. Failure to provide the appropriate type of Form W-8 (properly completed) will result in a defective submission and the Trust will be unable to purchase the Shares submitted.

      Non-U.S. Holders are advised to consult their own tax advisers with respect to the particular consequences to them of tendering Shares pursuant to the Purchase Offer.

9. Purpose of the Purchase Offer.

      In view of the discount levels from net asset value at which the Shares have traded, our Board of Trustees (the “Board”) has regularly considered actions consistent with the interests of all shareholders to reduce or eliminate these discounts. In June 2004 the Board decided and announced that the Trust would purchase up to one-third of the issued and outstanding Shares in a one-time tender offer. The Purchase Offer is intended to create greater liquidity in the Shares by permitting you to sell your Shares other than through secondary market transactions and has as a goal the reduction of the discount to net asset value per Share at which the Shares tend to trade, but there is no assurance that this goal will be achieved.

      The Purchase Offer has been unanimously approved by the Board. However, neither the members of the Board nor the Trust's officers, nor to our knowledge any of our affiliates, has made any recommendations to any shareholders as to whether to participate in the Purchase Offer, and we have been advised that no trustee or officer of the Trust or any affiliate (other than persons who are affiliates, as defined in the 1940 Act, solely by reason of owning 5% or more of our outstanding Shares) intends to participate in the Purchase Offer. In making its decision, the Board considered the desire of certain shareholders to realize close to net asset value per Share by selling their Shares, as well as the support of shareholders for a closed-end fund structure that would continue to allow them to invest in the Taiwan stock market. Shareholders who choose not to participate in the Purchase Offer will hold a larger percentage interest in the Trust after the purchase of any Shares pursuant to the Purchase Offer.

      The Board has authorized the commencement of a share repurchase program. Pursuant to this program, we may purchase up to 10% of our outstanding Shares by means of open market purchases conducted in accordance with Rule 10b-18 under the Exchange Act. No such purchases will be made until after the completion of the Purchase Offer, and unless and until the intention to do so is first announced in a communication sent to all shareholders.

10. Certain Information Concerning the Trust.

      We are a diversified closed-end investment company registered under the 1940 Act and organized as a Massachusetts business trust. Shares were first issued to the public in May 1989. As a closed-end investment company we do not redeem our Shares at the election of a shareholder and do not continuously offer our Shares for sale to the public. Instead the Shares trade on the secondary market through their listing on the NYSE. Our investment objective is long-term capital appreciation primarily in publicly traded equity securities of Taiwan issuers, and our investment strategy focuses primarily on investing in Taiwan listed companies that derive or expect to derive a significant portion of their revenues from operations in or exports to mainland China.

      Our principal executive offices and business address are located at Bank Tower, Room 1001, 205 Dun Hua North Road, Taipei 105, Taiwan, R.O.C. Our business telephone number is (011) 886-2-2715-2988 and our business facsimile number is (011) 886-2-2715-3166. We have not been involved in any criminal, judicial or administrative proceeding in the past five years.

      We are subject to the information and reporting requirements of the 1940 Act and in accordance therewith are obligated to file reports and other information with the SEC relating to our business, financial condition and other matters. We also have filed this Purchase Offer Statement as part of Schedule TO with the SEC in connection with the Purchase Offer. Such reports and other information should be available for inspection at the public reference room at the SEC's office, 450 Fifth Street, NW, Judiciary Plaza, Washington, DC 20549. Our filings are also available to the public on the SEC's website at www.sec.gov, and some of our filings, including but not limited to this Purchase Offer Statement, the related Letter of Transmittal and the other documents mailed to shareholders in connection with the Purchase Offer, are available on our website at www.taiwangreaterchinafund.com. Copies of our filings may be obtained from the SEC, by mail, upon payment of the SEC's customary charges, or by writing to its principal office at 450 Fifth Street, NW, Judiciary Plaza, Washington, DC 20549.

      Our Shares trade on the NYSE under the symbol “TFC.” Reports and other information concerning us may be inspected at the offices of the NYSE at 20 Broad Street, 7th Floor, New York, New York 10005.

      Documents Incorporated by Reference. The SEC allows us to “incorporate by reference” information into this Purchase Offer Statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Purchase Offer Statement, except for any information superseded by information in this Purchase Offer Statement or in any document subsequently filed with the SEC, which is also incorporated by reference. This Purchase Offer Statement incorporates by reference the documents set forth below, including the exhibits that these documents specifically incorporate by reference, that we have previously filed with the SEC. These documents contain important information about us and our financial performance.

•	Annual Report for the year ended December 31, 2003 (as filed with the SEC as part of Form N-CSR on March 5, 2004);

•	Semi-Annual Report for the six months ended June 30, 2003 (as filed with the SEC as part of Form N-CSR on September 4, 2003); and

•	Current Reports on Form 8-K filed with the SEC on February 24, 2004 and April 29, 2004.

      You can obtain any of these documents from us or from the SEC's public reference facilities or website at the addresses described above. These documents are available from us without charge, excluding any exhibits to those documents. You can obtain any of these documents by requesting them from us in writing c/o Citigate Financial Intelligence, 111 River Street, Suite 1001, Hoboken, New Jersey 07030 or by telephone at (800) 343-9567. Please be sure to include your complete name and address in your request. If you request any documents, we will mail them to you by first class mail, or another equally prompt means, within one Business Day after we receive your request.

11. Selected Financial Information.

      Set forth below is a summary of selected financial information. The information provided below has been excerpted from our unaudited financial statements contained in our Semi-Annual Report for the six months ended June 30, 2004, which is being mailed to you concurrently with this Purchase Offer Statement and will be filed with the SEC by August 16, 2004. Our audited financial statements for the last two fiscal years are contained in our 2003 Annual Report previously provided to shareholders and filed with the SEC as part of Form N-CSR on March 5, 2004. Copies of our audited financial statements for the last two fiscal years can be obtained free of charge on the SEC's website at www.sec.gov or on our website at www.taiwangreaterchinafund.com. The summary of selected financial information set forth below is qualified in its entirety by reference to such statements and the financial information, the notes thereto and related matters contained therein.

TAIWAN GREATER CHINA FUND
Summary of Selected Financial Information for the Periods Indicated Below(1)

	Six Months Ended June 30, 2004	Year Ended December 31, 2003
	(Unaudited)

Net increase/decrease in net assets resulting from operations
Net investment loss	$(942,376)	$(673,737)
Net realized gain/loss on investments and foreign currency transactions	23,973,006	(11,991,683)
Unrealized appreciation/depreciation on investments	(37,191,220)	35,930,915
Unrealized appreciation on translation of assets and liabilities in foreign currencies	514,412	3,561,353

Net increase/decrease in net assets resulting from operations	(13,646,178)	26,826,848

Distribution to shareholders	—	(1,961,939)

Net assets, beginning of period	167,800,626	142,935,717

Net assets, end of period	$154,154,448	$167,800,626

			Years Ended December 31,
	Six Months Ended June 30, 2004		2003	2002	2001	2000	1999
	(Unaudited)

Per share operating performance ($):
Net asset value, beginning of period	5.13		4.37	5.40	5.78	10.23	7.53
Net investment loss	(0.03)		(0.02)	(0.06)	(0.05)	(0.11)	(0.11)
Net realized and unrealized gain/loss on investments	(0.41)		0.73	(1.02)	0.06	(3.56)	2.58
Net realized and unrealized appreciation/depreciation on translation of foreign currencies	0.02		0.11	0.05	(0.39)	(0.41)	0.23

Total from investment operations	(0.42)		0.82	(1.03)	(0.38)	(4.08)	2.70
Distributions to shareholders from ($):
Net investment income	—		(0.06)	—	—	—	—
Net realized gain on investments	—		—	—	—	(0.37)	—

Total distributions	—		(0.06)	—	—	(0.37)	—

Net asset value, end of period ($)	4.71		5.13	4.37	5.40	5.78	10.23

Per share market price, end of period ($)	4.26		4.75	4.05	4.75	4.56	8.44
Total investment return (%)(2):
Based on the Trust's market price	(10.32)		18.79	(14.74)	4.17	(41.71)	36.35
Based on the Trust's net asset value	(8.19)		18.75	(19.07)	(6.57)	(39.94)	35.86
U.S. $ return of Taiwan Stock Exchange Index	(0.28)		35.32	(19.03)	10.16	(46.62)	35.15
Ratios and supplemental data:
Net assets, end of period (in thousands) ($)	154,154		167,801	142,936	176,526	188,939	334,521
Ratio of expenses to average net assets (%)	2.06	(3)	2.57	2.19	2.01	1.67	1.81
Ratio of net investment loss to average net assets (%)	(1.10	)(3)	(0.44)	(1.23)	(1.01)	(1.09)	(1.35)
Portfolio turnover ratio (%)(2)	108		78	107	173	165	191

(1)	See Notes to Financial Statements as provided in our 2004 Semi-Annual Report.
(2)	Investment return and portfolio turnover ratio are calculated for the six months ended June 30, 2004 (not annualized) and for each of the five years ended December 31, 2003.
(3)	Annualized.

12. Interests of Trustees and Officers; Transactions and Arrangements Concerning Shares.

      The trustees and executive officers of the Trust and the aggregate number and percentage of Shares each of them beneficially owns is set forth in the table below. The address of each of them is in care of the Trust at Bank Tower, Room 1001, 205 Dun Hua North Road, Taipei 105, Taiwan, R.O.C.

Name and Position	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

Steven R. Champion President, Chief Executive Officer and Portfolio Manager	2,300	*
Cheryl Chang Secretary, Treasurer and Chief Financial Officer	0	—
Edward B. Collins Trustee	1,000	*
Frederick C. Copeland, Jr. Trustee	1,000	*
David N. Laux Chairman and Trustee	1,000	*
Robert P. Parker Trustee	1,000	*
Cheng-Cheng Tung Trustee	0	—

* Less than 1% of the outstanding Shares.

      During the 60 days prior to the commencement of the Purchase Offer, neither we nor, to the best of the our knowledge, any of our officers, trustees or affiliates (other than persons who are affiliates solely by reason of owning 5% or more of our outstanding Shares) has effected any other transaction in the Shares.

      To the best of our knowledge, none of the members of the Board of Trustees, officers of the Trust or our affiliates (other than persons who are affiliates solely by reason of owning 5% or more of our outstanding Shares) intends to participate in the Purchase Offer.

      Except as set forth in this Purchase Offer Statement, neither we nor, to the best of the our knowledge, any of our trustees or officers are a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Purchase Offer, including but not limited to any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Shares, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

13. Certain Legal Matters; Regulatory Approvals.

      We are not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to your decision whether to participate in the Purchase Offer. Should any such approval or other action be required, we presently contemplate that such approval or other action will be sought. We are unable to predict whether we may determine that we are required to delay the acceptance for payment of, or purchase of or payment for, Shares tendered pursuant to the Purchase Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action would not result in adverse consequences to the Trust.

      Our obligations under the Purchase Offer to accept for payment and pay for any Shares are subject to certain conditions as described in “Section 5. Certain Conditions to the Purchase Offer.”

14. Extension of the Purchase Offer; Termination; Amendments.

      We expressly reserve the right, in our sole discretion and at any time or from time to time, to extend the period of time during which the Purchase Offer is open by making a public announcement of the extension. We do not guarantee, however, that we will exercise our right to extend the Purchase Offer. During any extension, all Shares previously tendered will remain subject to the Purchase Offer, except to the extent that Shares may be withdrawn as described in “Section 3. Withdrawal Rights.” While we do not expect that we will need to change the terms of the Purchase Offer, we expressly reserve the right, in our sole discretion:

•	to terminate the Purchase Offer and not accept for payment any Shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act (which requires us either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Purchase Offer), to postpone payment for Shares upon the occurrence of any of the conditions specified in “Section 5. Certain Conditions to the Purchase Offer” by making a public announcement of the termination or postponement; and

•	at any time, or from time to time, regardless of the existence of any of the conditions specified in “Section 5. Certain Conditions to the Purchase Offer,” to amend the Purchase Offer in any respect.

      Amendments to the Purchase Offer may be effected by public announcement. Without limiting the manner in which we may choose to make a public announcement of any extension, termination or amendment, we will have no obligation to publish, advertise or otherwise communicate any public announcement of these events, except as otherwise required by applicable law (including Rule 14e-1(d) under the Exchange Act, which requires us to issue a notice of extension either by press release or other public announcement). We will issue any announcement of an extension of the Purchase Offer no later than 9:00 a.m., New York City time, on the next Business Day after the previously scheduled Expiration Date. We will disseminate material changes to information previously provided to you in this Purchase Offer Statement or in documents furnished subsequently to you in compliance with Rule 13e-4(e)(3) under the Exchange Act.

      If we materially change the terms of the Purchase Offer or the information concerning the Purchase Offer, or if we waive a material condition of the Purchase Offer, we will extend the Purchase Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer (other than a change in price or change in the percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. In a published release, the SEC has stated that in its view an offer should remain open for a minimum of five Business Days from the date that notice of a material change is first published, sent or given. If we:

•	increase or decrease the price to be paid for Shares;

•	increase the number of Shares that may be purchased pursuant to the Purchase Offer and any such increase exceeds 2% of the outstanding Shares; or

•	decrease the number that may be purchased pursuant to the Purchase Offer;

and the Purchase Offer is scheduled to expire at any time earlier than the tenth Business Day from the date that notice of the increase or decrease is first published, sent or given in the manner specified above, then the Purchase Offer will be extended until the expiration of such ten Business Day period.

15. Fees and Expenses.

      We will not pay to any broker, dealer, commercial bank, trust company or other person any solicitation fee for any Shares purchased pursuant to the Purchase Offer. We will reimburse such persons for customary handling and mailing expenses incurred in forwarding the documents related to the Purchase Offer, including but not limited to this Purchase Offer Statement and the related Letter of Transmittal. No such broker, dealer, commercial bank, trust company or other person has been authorized to act as agent of the Trust or the Depositary for purposes of the Purchase Offer.

      We have retained EquiServe Trust Company, N.A. to act as Depositary and MacKenzie Partners, Inc. to act as Information Agent. The Depositary and the Information Agent will each receive reasonable and customary compensation for their services and will also be reimbursed for various out-of-pocket expenses, and the Depositary and the Information Agent will be indemnified against certain liabilities by the Trust. As previously mentioned in “Section 7. Source and Amount of Funds; Effect of Purchase Offer,” we estimate that expenses pertaining to the Purchase Offer will be approximately $225,000.

16. Miscellaneous.

      We are not extending the Purchase Offer to (nor will we accept tenders of Shares by or on behalf of) holders of the Shares in any jurisdiction in which the making of the Purchase Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. We may, in our sole discretion, take such action as we may deem necessary to make the Purchase Offer in any such jurisdiction.

      We are not aware of any jurisdiction in which the making of the Purchase Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. Consequently, the Purchase Offer is currently being made to all holders of the Shares. We reserve the right, however, to exclude shareholders in any jurisdiction in which it is asserted that the Purchase Offer cannot lawfully be made. So long as we make a good faith effort to comply with any state law deemed applicable to the Purchase Offer, we believe that the exclusion of shareholders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

17. Contacting the Depositary and the Information Agent.

      The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by you or your broker, dealer, commercial bank, trust company or other nominee to the Depositary as set forth on the last page. Facsimile copies of the Letter of Transmittal will be accepted only from Eligible Institutions.

TAIWAN GREATER CHINA FUND
AUGUST 6, 2004

The Depositary for the Purchase Offer is:
EquiServe Trust Company, N.A.

Delivery by First Class Mail:	Delivery by Registered, Certified or Express Mail or Overnight Courier:	Delivery by Hand:
EquiServe Trust Company, N.A. Attn: Corporate Actions P.O. Box 859208 Braintree, MA 02185	EquiServe Trust Company, N.A. Attn: Corporate Actions 161 Bay State Drive Braintree, MA 02184	Securities Transfer and Reporting c/o EquiServe Trust Company, N.A. 100 Williams Street, 3rd Floor New York, NY 10038
By Facsimile Transmission: (781) 380-3388 (for Eligible Institutions only) Confirm by Telephone: (781) 843-1833, extension 200

      Any questions or requests for assistance or additional copies of this Purchase Offer Statement, the Letter of Transmittal, the Notice of Guaranteed Delivery and other documents used in connection with the Purchase Offer may be directed to the Information Agent at its telephone number and address listed below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance regarding the Purchase Offer.

The Information Agent for the Purchase Offer is:

105 Madison Avenue New York, New York 10016 Email: proxy@mackenziepartners.com (212) 929-5500 (call collect) or Toll-Free (800) 322-2885